Execution Version

CLARIFICATION AMENDING AGREEMENT

THIS AGREEMENT is made as of July 27, 2023 BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Canadian Borrower”), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the “U.S. Borrower” and together with the Canadian Borrower, the “Borrowers” and, individually, a “Borrower”),

OF THE FIRST PART,

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”) for and on behalf of itself and the Lenders,

OF THE SECOND PART.

WHEREAS, pursuant to the second last paragraph of Section 16.10 of the Credit Agreement, any provision of the Credit Agreement or any other Document may be amended by an agreement in writing entered into by the Borrowers and the Agent to (a) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrowers) or (b) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days’ prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment (collectively, the “Agent Authorized Amendments”);

AND WHEREAS the Agent and the Borrowers have determined that it is reasonable and appropriate to enter into this Agreement as an Agent Authorized Amendment;

AND WHEREAS notice of this Agreement was posted to the Lenders on July 17, 2023 and the Majority of the Lenders did not object to this Agreement within five (5) Banking Days;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the Agent (for and on behalf of itself and the Lenders) and the Borrowers covenant and agree as follows:

1Interpretation

1.1In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement”    means    this    clarification    amending    agreement,    as    amended,    modified, supplemented or restated from time to time.

“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.

“Credit Agreement” means the third amended and restated credit agreement made as of June 20, 2023 among the Borrowers, the Lenders and the Agent.

1.2Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any Person shall, unless the context otherwise requires, include such Person’s successors and permitted assigns. References herein to “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.

1.5This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2Amendments and Supplements to Credit Agreement

Section 11.1 of the Credit Agreement is hereby amended as follows:

(a)by adding the words “the request of the Agent after” immediately after the words “(for certainty, upon” and prior to the words “the occurrence of any Fixed Charge Event” in the fourth line of subsection (6) thereof; and

(b)by adding the following new subsection (8) therein:

“(8) Notwithstanding any other provision in this Section 11.1 to the contrary, the Borrowers shall not be required to deliver, or cause to be delivered by any Material Subsidiary, any Account Control Agreements prior to the occurrence of any Fixed Charge Event except as required by this Section 11.1(8). Each Borrower shall ensure that, other than in respect of any deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Borrower’s or any Subsidiary’s employees:
(a)each deposit account and securities account of any Borrower or any Material Subsidiary that at any time contains funds exceeding U.S.$[redacted] (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) shall, to the extent an Account Control Agreement is required to create and perfect a first priority security interest in such deposit account or securities account, as the case may be, be subject to an Account Control Agreement; and (b) amounts deposited in deposit accounts and securities accounts of the Borrowers and Material Subsidiaries which are not subject to Account Control Agreements, where an Account Control Agreement is required to create and perfect a first priority security interest in such deposit accounts and securities accounts, shall not exceed, in the aggregate, U.S.$[redacted] (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency). Any such Account Control Agreements which are required by this Section 11.1(8) shall be executed and delivered by the applicable Borrower or Material Subsidiary within 30 days after the applicable dollar threshold referred to in the immediately preceding sentence is exceeded (or such longer period as the Agent may agree to in its sole discretion); provided that, for certainty, upon the request of the Agent after the occurrence of any Fixed Charge Event, the Borrowers shall, and shall cause the Material Subsidiaries to, promptly provide Account Control Agreements where an Account Control Agreement is required to create and perfect a first priority security interest in such deposit accounts and securities accounts regardless of whether such applicable dollar thresholds are exceeded.”.

3Representations and Warranties

Each Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)Capacity, Power and Authority

(i)It is duly amalgamated or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of formation, and is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration (except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect), and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by this Agreement and the Amended Credit Agreement; and

(ii)It has full power, legal right and authority to enter into this Agreement and do all such acts and things as are required by such this Agreement and the Amended Credit Agreement to be done, observed or performed, in accordance with the terms thereof.

(b)Authorization

It has taken or caused to be has taken all necessary corporate and other action (as applicable) of its directors, shareholders, trustees and other Persons (as applicable) to authorize the execution and delivery of this Agreement and performance of its respective obligations thereunder and under the Amended Credit Agreement and to observe and perform the provisions thereof in accordance with the terms therein contained.

(c)Compliance with Other Instruments

None of the authorization, execution or delivery of this Agreement or performance of any obligation thereunder or under the Amended Credit Agreement requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as have already been obtained and are in full force and effect) nor is in conflict with or contravention of (i) its articles, by laws or other constating documents or any resolutions of directors or shareholders, as applicable or (ii) the provisions of any other indenture, instrument, undertaking or other agreement to which it is a party or by which its properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.

(d)Enforceability

This Agreement when executed and delivered will, and the Amended Credit Agreement will continue to, constitute its valid and legally binding obligations, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.

(e)Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrowers set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.

(f)No Default

No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

4Condition Precedent

This Agreement shall be effective on the date upon which the Agent shall have received a duly and fully executed copy of this Agreement.

5Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7Enurement

This Agreement shall enure to the benefit of and shall be binding upon the Borrowers, the Lenders and the Agent and their respective successors and permitted assigns.

8Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by PDF or by otherwise sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement.

9Electronic Execution

The words “execution,” “execute, “ “executed,” “signed,” “signature,” and words of like import in this Agreement, or in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby, shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or any other applicable law. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually- signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.
BORROWERS:

`	BAYTEX ENERGY CORP.

	By:	“Signed”

	By:	“Signed”

[Signature Page to Clarification Amending Agreement – 3rd ARCA (Baytex)]

`	BAYTEX ENERGY USA, INC.

	By:	“Signed”

	By:	“Signed”

[Signature Page to Clarification Amending Agreement – 3rd ARCA (Baytex)]

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent, for and on behalf of itself and the Lenders pursuant to the second last paragraph of Section 16.10 of the Credit Agreement

By:	“Signed”
Name:
Title:

[Signature Page to Clarification Amending Agreement – 3rd ARCA (Baytex)]